Exhibit 99.107

VOX ANNOUNCES RECORD REVENUES IN Q1 2022

& NOTES UPCOMING INVESTOR ENGAGEMENT

TORONTO, CANADA – May 2, 2022 – Vox Royalty Corp. (TSXV:  VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has realized record preliminary quarterly revenue of C$1,862,600 (US$1,471,000)(1) for the three-month period ended March 31, 2022.

Record Q1 2022 Preliminary Revenues

Quarterly revenue growth was largely driven by the first full quarter of gold royalty revenues from the Segilola gold royalty asset, which benefitted from high sustained production and gold prices, complemented by a rebound in quarterly iron ore prices associated with the Koolyanobbing iron ore royalty.

Kyle Floyd, Chief Executive Officer stated: “We are excited to announce record quarterly revenue for Q1 2022 that exceeded management’s high expectations. This result is the continuation of a particularly exciting period in Vox’s eight plus year history as revenue and profitability continue to grow, validating the unique competitive advantages which Vox leverages in generating sector leading returns on invested capital. Vox’s organic revenue growth is a product of the Company’s stated strategy of acquiring high quality third-party royalties, many of which are over projects with productive near-term development and production catalysts. The coming quarters and years should continue to reflect a robust increase in revenues from both current production-stage assets and development-stage projects that we expect to come online in the near-term.”

Upcoming Investor Engagement in Q2 2022

The Company is pleased to announce that in the current quarter, Vox management will be participating in the following conferences and investor roadshows:

-	USA investor roadshow (in-person, Boston) – May 4th to 5th;

-	USA investor roadshow (in-person, Denver) – May 10th;

-	Mining Indaba 2022 (in-person, Cape Town) – May 9th to 12th;

-	Vancouver Resource Investment Conference (in-person, Vancouver) – May 17th to 18th;

-	USA investor roadshow (in-person, South Florida) – May 17th to 18th;

-	LD Micro Invitational XII Conference (in-person, Los Angeles) – June 7th to 9th; and

-	PDAC Mining Conference (in-person, Toronto) – June 13th to 15th.

Vox management looks forward to engaging with investors, operating partners and royalty holders at these in-person conferences and investor roadshow. If you wish to meet with Vox management at these conferences, please email info@voxroyalty.com.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com	pascal@voxroyalty.com
+1-345-815-3939	+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for Q1 2022, the 2022 fiscal year and future years, completion of certain anticipated milestones, developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notes:

(1)	These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.